FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, August 26, 2021

Ger. Gen. No. 27/2021

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (FMC) I, duly authorized, hereby inform you via Significant Event that today our Brazilian subsidiary Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Enel Distribuição São Paulo") published a Significant Event in the Republic of Brazil, which is attached, in which it announced that its Board of Directors approved the withdrawal of its sponsorship of the Plano de Suplementação de Aposentadorias e Pensão – PSAP/Eletropaulo, a pension fund for employees and former employees currently managed by Fundação Cesp.

The financial effects of this action are not quantifiable as of this date.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:         Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A.

CNPJ Nº 61.695.227/0001-93

NIRE: 35300050274

FATO RELEVANTE

A ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A. (“Enel SP” ou “Companhia”), em atendimento ao disposto no artigo 157, parágrafo 4º, da Lei nº 6.404, de 15 de dezembro de 1976, conforme alterada (“Lei das S.A.”) e à Instrução CVM nº 358, de 3 de janeiro de 2002, vem informar aos seus acionistas e ao mercado em geral que, no dia 26 de agosto de 2021, o Conselho de Administração da Companhia aprovou a retirada de patrocínio do Plano de Suplementação de Aposentadorias e Pensão PSAP/Eletropaulo, inscrito no Cadastro Nacional de Planos de Benefícios – CNPB sob nº 1982.0022-47 atualmente administrado pela Fundação CESP (Vivest).

Não é possível quantificar os impactos financeiros da referida retirada de patrocínio nesta data.

Barueri, 26 de agosto 2021.

ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A.

Raffaele Enrico Grandi

Diretor de Administração, Finanças, Controle e Relações com Investidores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: August 26, 2021